B2Gold Corp. Announces At-The-Market Offering of Up to US$100 Million

Vancouver, August 12, 2016 – B2Gold Corp. (“B2Gold” or the “Company”) (TSX: BTO, NYSE MKT: BTG, NSX: B2G) announces that it has entered into an equity distribution agreement dated August 11, 2016 (the “Equity Distribution Agreement”) with Canaccord Genuity Corp. and Canaccord Genuity Inc. (collectively, “Canaccord”) and HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. (collectively, “HSBC”, and together with Canaccord, the “Agents”). Under the Equity Distribution Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the Equity Distribution Agreement, to sell, through the Agents, such number of common shares of the Company (the “Common Shares”) having an aggregate gross offering price of up to US$100,000,000 (the “Offering”). Sales of Common Shares will be made through “at the market distributions” as defined in National Instrument 44-102, on the NYSE MKT LLC (“NYSE MKT”), the Toronto Stock Exchange (“TSX”) or on any other existing trading market for the Common Shares in the United States or Canada. The Common Shares will be distributed either (i) at the market prices prevailing at the time of the sale; or (ii) at prices to be negotiated with purchasers. As a result, prices may vary as between purchasers and during the period of distribution.

The Company has filed a prospectus supplement dated August 11, 2016 to the Company’s existing U.S. shelf registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated January 11, 2016. The Canadian prospectus supplement (together with the Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. prospectus supplement (together with the related U.S. base shelf prospectus and the Registration Statement) is available on the SEC’s website at www.sec.gov. Alternatively, the Agents will send the Canadian or U.S. prospectus supplement (together with the applicable base shelf prospectus) upon request by contacting Canaccord at 161 Bay Street, Suite 3000, P.O. Box 516, Toronto, ON Canada M5J 2S1, Attention: Syndication, phone: 1-416-869-7368, email: ecm@canaccordgenuity.com, or HSBC at 452 Fifth Avenue, New York, New York, USA 10018, Attention: Prospectus Department, toll-free: 877-429-7459, email: ny.equity.syndicate@us.hsbc.com.

The Company intends to use the net proceeds of the Offering, if any, to fund ongoing general corporate expenditures, discretionary capital programs, accelerated exploration at the Fekola Project in Mali and exploration and feasibility work at the Kiaka Project in Burkina Faso.

The Company will pay the Agents a placement fee for the Common Shares sold under the Equity Distribution Agreement equal to 2% of the gross proceeds from each placement.

The TSX has conditionally approved the listing of the Common Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. The NYSE MKT has approved the listing of the Common Shares offered hereunder.

To the extent certain insiders of the Company, including existing shareholders holding 10% or more of the Company’s outstanding Common Shares, purchase Common Shares under the Offering, such purchases would constitute a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions(“MI 61-101”). Although the extent of any such purchases is not known at this time, the potential participation by insiders in the Offering would be exempt from the requirements to obtain a formal valuation report and minority shareholder approval under Sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the entire Offering represents less than 25% of the Company’s market capitalization.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any Agent or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling toll-free 877-429-7459 or by sending an email to ecm@canaccordgenuity.com or ny.equity.syndicate@us.hsbc.com.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Since its inception in 2007, B2Gold has evolved into an international gold mining company, with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile.

Based on current assumptions and updates to the Company’s long-term mine plans, the Company is projecting gold production in 2016 of between 510,000 to 550,000 ounces; 540,000 to 580,000 ounces in 2017; and significantly increasing to between 900,000 to 950,000 ounces in 2018, with the planned first full year of production from the Fekola Project.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward –looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding the amount, terms and conduct of the Offering, the intended use of the Offering proceeds and projected gold production. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the Company’s and the Agents’ ability to successfully complete the Offering and the sale of Common Shares thereunder; the total number of Common Shares sold under the Offering; gold and other metal price volatility; risks of not achieving production, cost or other estimates; risks and uncertainties associated with mineral exploration and development; discrepancies between actual and estimated mineral reserves and mineral resources and metallurgical recoveries; various political, economic and other risks associated with conducting operations in several different countries; fluctuations in the price and availability of infrastructure and energy and other commodities; inherent hazards and risks associated with mining operations, including accidents; risks associated with hedging activities and ore purchase commitments; risks of obtaining and maintaining necessary licenses, permits and approvals from various governmental authorities; risks related to compliance with environmental regulations and environmental hazards; risks related to compliance with stringent laws and regulations and the effect of changes in law and regulatory environment; risks associated with joint ventures; risks associated with our minority shareholdings in the entity that owns the Masbate Gold Project; our ability to continually obtain additional mineral reserves for production of gold; the inability to identify appropriate acquisition targets or complete desirable acquisitions or the failure to integrate businesses and assets that we have acquired or may acquire in the future; risks associated with our use of information publicly disclosed by the former owners of our mines and property interests; fluctuations in foreign currency exchange rates; our ability to obtain additional financing; uncertainty relating to the outcome of our discussions with the Government of Mali; political, economic and other uncertainties in certain jurisdictions where we have property interests and conduct exploration and development activities; our ability to successfully establish mining operations or the actual cost and timing to establish mining operations at the Fekola Project; actual production, development plans and costs of the Fekola Project may differ from estimates; risks associated with our property interests and exploration activities in developing countries; inability to comply with Philippines regulations or political and legal developments in the Philippines related to ownership of natural resources and operation, management and control of our business; labour disputes; risks related to community relations and community action; reliance on outside contractors to conduct certain mining and exploration activities; adverse weather and climate issues; disruptions arising from conflicts with small scale miners in certain countries; defective title to mineral claims, surface rights or property or challenges over mineral rights relating to our properties; loss of key personnel and our inability to attract and retain qualified personnel; risks associated with our Common Shares; failures of information systems or information security threats; potential losses, liabilities and damages related to our business which are uninsured or uninsurable; competition with other mining companies; risks associated with litigation; volatility of global financial conditions; taxation, including changes in tax laws and interpretation of tax laws; difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002; risks related to Aboriginal and local community title claims and related consultation rights; and inability to comply with anti-corruption laws and regulations, uncertainty with respect to the completion of any future offering under the Base Shelf Prospectus and Registration Statement as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Canadian and U.S. prospectus supplements, the Base Shelf Prospectus, the U.S. base shelf prospectus and the Company’s other filings with Canadian securities regulators and the SEC, which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.